Exhibit 99.1

Ballard Receives LOI For 40 Fuel Cell Engines To Power Van Hool Buses in Germany

•	Largest order ever for fuel cell buses in Europe
•	Indicative of growing European interest in fuel cells for use in heavy duty transportation applications

VANCOUVER and KONINGSHOOIKT, Belgium, Feb. 28, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced it has received a Letter of Intent ("LOI") from Van Hool NV ("Van Hool"; https://www.vanhool.be/en/), a bus OEM partner in Belgium, for 40 FCveloCity®-HD fuel cell engines to power buses under the Joint Initiative For Hydrogen Vehicles Across Europe ("JIVE") funding program. These buses are expected to be the first fuel cell bus deployments supported under JIVE I.

The 40 buses will be powered by Ballard FCveloCity®-HD 85 kilowatt fuel cell engines, which Ballard expects to receive a purchase order for and to begin shipping in the second half of 2018. Van Hool plans to deploy 30 of these buses with the Regionalverkehr Köln GmbH transit agency in the city of Cologne, Germany, and plans to deploy the remaining 10 buses with WSW mobil GmbH transit agency in Wuppertal, Germany, with deliveries expected to begin in 2019.

"There is momentum in the growing global deployments of fuel cell technology for heavy duty transportation applications," said Rob Campbell, Ballard Chief Commercial Officer. "Where transit buses and other heavy vehicles are typically characterized by high utilization rates together with the need for rapid refueling, fuel cell electric platforms are an especially attractive zero-emission alternative. We are very pleased with this progress and expect to begin work soon with Van Hool in fulfilling initial buses under the JIVE I program, in addition to the engines we announced last September for use in Van Hool tram-buses planned for deployment in Pau, France."

Filip Van Hool, CEO of Van Hool, added, "We have successfully integrated Ballard products into our buses in the past and view the LOI announced today as another important step in our journey to commercialize innovative fuel cell electric buses. We look forward to collaborating with Ballard in the many deployments we are targeting under the programs."

Ballard believes that its fuel cell engine product line has an unparalleled performance record. The Company's seven generations of FCveloCity® fuel cell engines have been deployed in buses in 15 countries on 5 continents during the past 10 years. These fuel cell engines powered buses that have travelled more than 12 million kilometers (7.45 million miles) cumulatively in revenue service, equivalent to circling the globe 299 times. In addition, the Company believes that its FCveloCity® products have demonstrated industry-leading durability, as evidenced by more than 25,000 hours of revenue service in buses of the Transport for London fuel cell bus fleet.

Europe's JIVE funding programs are intended to pave the way to commercialization of fuel cell electric buses by coordinating procurement activities to unlock economies-of-scale and reduce costs as well as supporting new hydrogen refueling stations. The JIVE I program targets deployment of 139 fuel cell buses in 9 locations and the JIVE II program targets a further deployment of 152 buses in 14 locations – for a total of 291 fuel cell buses to be deployed in European cities.

Results of the JIVE programs are expected to demonstrate the technical readiness of fuel cell buses to bus operators and the economic viability of hydrogen as a zero-emission bus fuel to policy makers. These programs are supported by a total of €57 million in grants from the Fuel Cells and Hydrogen Joint Undertaking (FCH JU).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated deliveries and deployments of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2018/28/c4700.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 14:30e 28-FEB-18